SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5969 CTEODORO@SIDLEY.COM

February 27, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Szilagyi, CPA

Senior Staff Accountant, Division of Investment Management

Re:	Annual Reports of the Funds Listed on Appendix A

Dear Mr. Szilagyi:

On behalf of the funds set forth in Exhibit A (each, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 29, 2026 regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report”) and the Annual Reports for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”) of each Fund.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds and UBS Asset Managers of Puerto Rico (the “Adviser”). Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

COMMENT LETTER

1.

Comment: With respect to Short Term Investment Fund for Puerto Rico Residents, Inc., the registration statement does not appear to have been updated not more than 120 days after the close of the fiscal year in accordance with Rule 8b-16 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Please confirm how this will be corrected and describe whether any capital shares transactions were executed on a stale prospectus.

Response: Under rule 8b-16, the registration statement for the Short Term Investment Fund for Puerto Rico Residents, Inc. (“STIF”) was required to be filed by 5:00 p.m. (Eastern) on October 28, 2025, but was filed and accepted after hours on that date. As such, the registration statement was not effective until October 29, 2025. The delay in filing was the result of administrative delays with respect to sign-offs from certain reviewing parties. No capital share transactions were executed on a stale prospectus. STIF and the Investment Adviser have implemented additional policies and procedures and corrective measures to ensure that this delay does not occur with future filings.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.

Comment: With respect to Short Term Investment Fund for Puerto Rico Residents, Inc., the Fund reports that the securities held by the Fund are self-custodied by an affiliate of the Adviser, as such Rule 17f-2 certificates by the independent auditors and related reporting are required to be filed. Per review of the filing history, it appears that there is one report missing for the fiscal year ended June 30, 2025. Please file any missing reports or provide a reason why the reports are not filed. Please explain what controls will be implemented to ensure that all future filings will be made in a timely manner.

Response: STIF’s independent auditors filed a Form N-17f-2 for the fiscal year ended June 30, 2025, with the Commission via EDGAR on December 16, 2025. As this was the third filing relating to an examination during the fiscal year ended June 30, 2025, the Fund does not believe any reports are missing.

3.

Comment: With respect to Multi-Select Securities Fund for Puerto Rico Residents, Inc. the Notes to the Financial Statements state that “the Fund has suspended the trading of its securities pending registration under the Securities Act of 1933, as amended.” However, item B.7. to the registrant’s March 31, 2025, Form N-CEN is marked “yes.” In correspondence, please address the apparent discrepancy in this reporting.

Response: “Yes” in response to item B.7. in the relevant Form N-CEN was marked in error.

4.

Comment: With respect to Multi-Select Securities Fund for Puerto Rico Residents, please discuss in correspondence why the Fund has not included the following required tax disclosure: “the company’s status as a regulated investment company as defined in subtitle A, chapter 1, subchapter M of the Internal Revenue Code, as amended.” Going forward, please ensure future financial statements include this required disclosure.

Response: The Fund does not intend to qualify as a regulated investment company as defined in subtitle A, chapter 1, subchapter M of the Internal Revenue Code, as amended, and therefore has not included the language described in the comment above. The Fund will include the following disclosure in future financial statements: “the Fund does not intend to qualify as a regulated investment company as defined in subtitle A, chapter 1, subchapter M of the Internal Revenue Code, as amended.”

5.

Comment: The title of the individuals signing the certifications contained in Form N-CSR does not explicitly include the title of principal execute officer or principal financial officer. Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the principal executive officer and/or principal financial officer and going forward please confirm that such titles will be included in the signed certification.

Response: The Funds confirm the President and Treasurer hold responsibilities consistent with the Commission’s reference to principal executive officer and principal financial officer, respectively. The Funds note that an officer’s title is determined in accordance with state law and the Funds’ organizational documents. Therefore, the Funds respectfully decline to change the titles in future N-CSR filings.

6.

Comment: With respect to U.S. Monthly Income Fund for Puerto Rico Residents, Inc., the amounts disclosed in the purchases and sales of investments section of the Notes to Financial Statements do not correlate with the portfolio turnover disclosed in the Financial Highlights. Please discuss in correspondence how portfolio turnover has been calculated and consider disclosures that would add clarity to the portfolio turnover amount disclosed in the Financial Highlights.

Response: Portfolio turnover is calculated based on Form N-1A instructions, namely by taking the lesser of amounts of purchases or sales of portfolio securities for the fiscal year divided by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. Since for the period covered by the Fund’s annual report the Fund did not have any purchases, the portfolio turnover rate was 0.00%. Going forward, if there are no purchases or sales of portfolio securities during the reporting period the Fund will disclose such in the Notes to Financial Statements.

7.

Comment: With respect to U.S. Monthly Income Fund for Puerto Rico Residents, Inc., the Fund has been identified in the Annual Report as a non-diversified fund, however it appears the Fund is operating as a diversified fund. Please confirm that the Fund continues to qualify as a non-diversified fund and if the Fund has been operating as a diversified fund for more than three years then confirm that the Fund will receive shareholder approval prior to changing its status to non-diversified.

Response: The Fund is operating as a diversified fund and therefore will be redesignated as such. This will be reflected in future registration statements and the “Non-Diversification Risk” disclosure will be removed from the principal risk factors.

8.

Comment: With respect to U.S. Monthly Income Fund for Puerto Rico Residents, Inc., Form N-CEN item B.22. for the period ended December 31, 2024, indicates that the Fund had a NAV error during the period, however the Staff did not locate disclosure in the Financial Statements relating to such error. Please describe the nature and circumstances of the error and associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain citing applicable US GAAP, Regulation S-X and other accounting guidance, why the Fund has not disclosed these reimbursement amounts in its Financial Statements.

Response: A security exchange was not posted on settlement date causing a difference in total unrealized gain/loss. One client transaction was placed and it was adjusted prior to settlement date and therefore no reimbursements were necessary. Due to the lack of materiality, this was not disclosed in the Fund’s financial statements.

9.

Comment: With respect to Multi-Select Securities Fund for Puerto Rico Residents it appears there is no disclosure regarding Accounting Standards Update 2023-07, Topic 280. This guidance was applicable to all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. In future reports please include the information required by the ASU.

Response: Future reports will include the information required by Accounting Standards Update 2023-07, Topic 280 – Operating Segments.

10.

Comment: With respect to Short Term Investment Fund for Puerto Rico Residents, Inc., we note that in response to a comment given during the most recent SOX review the registrant stated the fund will clarify in future reports that the amortized cost method was used only with respect to securities that have a maturity of 60 days or less. The staff does not believe this clarification has been made in the Notes to Financial Statements. Going forward, please include a description of the valuation techniques used and the fair value measurement of those assets measured at amortized cost in compliance with ASBY 820-10-50-2-bbb(1).

Response: The omission of disclosure indicating that valuations using the amortized cost method were used only with respect to securities that have a maturity of 60 days or less was in error. STIF’s valuation techniques and the fair value measurement of those assets measured at amortized cost in compliance with ASBY 820-10-50-2-bbb(1) will be disclosed in reports going forward.

11.

Comment: With respect to Puerto Rico Residents Tax-Free Fund V, Inc., Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc. and GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc., ASBY ASC 946-205-45-1 requires investment companies registered with the Commission to present financial highlights for the latest 5 fiscal years. Please discuss in correspondence how the fund has complied with this requirement.

Response: In accordance with Form N-2 instructions, the Funds have reported financial highlights since 2021, the year the Funds became registered under the 1940 Act.

12.

Comment: The Staff noted that total return is shown in the Financial Highlights for both market price and NAV. In future reports for periods in which shares of a Fund are unlisted, please include total return based only on NAV.

Response: Future reports will include total return based only on NAV for Fund shares that are unlisted.

13.

Comment: With respect to Puerto Rico Residents Tax-Free Fund V, Inc., Form N-CEN item D.8. does not appear to be calculated properly. Please ensure this item is correctly reported in future filings on Form N-CEN.

Response: The reported fee for that period was based on gross assets. We confirm future calculations will use the correct method (net assets).

14.

Comment: With respect to Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc., and GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc., registrant marks Form N-CEN item B.7. as “yes.” Please either confirm this response or correct it as necessary in future Form N-CEN filings.

Response: “Yes” in the Forms N-CEN indicated above was marked in error. Going forward, “No” will be marked for Funds that are not registered under the Securities Act of 1933, as amended.

15.

Comment: With respect to Puerto Rico Residents Tax-Free Fund II, Inc., Puerto Rico Residents Tax-Free Fund III, Inc. and Puerto Rico Residents Tax-Free Fund IV, Inc., Form N-CEN should be filed not later than 75 days after the close of the fiscal year for which the report is being prepared. The Staff has noted that the registrant has yet to file its most recent Form N-CEN for the fiscal year ended August 31, 2025. Please file Form N-CEN as soon as possible and in correspondence please explain the reasons why Form N-CEN was not timely filed as well as any new controls put into place to ensure timely filings in the future.

Response: The Forms N-CEN for the Funds identified in this Comment 15 were filed with the Commission on February 10, 2026.

During the transition of the Funds’ fund administration services from SS&C to State Street Bank (“SSB”), there was a miscommunication that led to a delay in filing the above referenced N-CENs due to be filed on November 14, 2025. These were eventually filed on February 10, 2026. UBS had assumed that the financial reporting team at SSB had provided the necessary financials to the SSB N-CEN team to prepare the reports. However, UBS was notified after the fact that the initiation of this process was required by the client (UBS) and not SSB.

To avoid such an issue in the future and to ensure a smoother process, UBS and SSB have implemented an improved communication process. This new plan involves better coordination and explicit instructions and approvals for all tasks.

16.

Comment: With respect to Puerto Rico Residents Tax-Free Fund II, Inc., Puerto Rico Residents Tax-Free Fund III, Inc., Puerto Rico Residents Tax-Free Fund IV, Inc., Puerto Rico Residents Tax-Free Fund V, Inc. and Puerto Rico Residents Bond Fund I, please discuss in correspondence why the Fund has not included the following required tax disclosure: the tax basis components of dividends paid for the 2 most recent fiscal year ends. Please ensure future financial statements include the required ASC 946-505-50-5 disclosures.

Response: The tax basis component of dividends paid from the 2 most recent fiscal year ends will be included in future financial statements.

17.

Comment: With respect to Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc., Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc. and Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., please provide supplemental details about the cyber-attack that impacted the Funds’ accounting system beginning on August 11, 2025, and describe any associated internal control implications and mitigating actions, including financial restatements and NAV error corrections. Please further include a description of the qualitative and quantitative impact to the Funds’ Financial Statements, if any.

Response: UBS has been actively working on remediation and reconnection efforts following the cybersecurity incident that impacted Linedata in August 2025. Linedata is a third-party service provider providing software for mutual fund pricing and accounting services for UBS Trust Company of Puerto Rico (“UBSTCPR”), which acts as Fund Administrator for the funds. To ensure the utmost precaution, UBSTCPR had suspended all connectivity between UBS and Linedata after the incident.

Linedata, with the support of the cybersecurity consultant Mandiant, conducted a thorough forensic investigation and set up a new, segregated environment on Amazon Web Services (AWS) to facilitate client reconnections. A cybersecurity risk assessment was completed, indicating that the cyber risk associated with reconnecting to the new environment was “below moderate,” while the business risk of staying disconnected was assessed as “moderate.” Our UBS Cybersecurity team reviewed the assessment and did not raise any objections to the reconnection.

Following this, all technical restrictions on email and web traffic have been lifted, and reconnection activities are underway. The remaining operational consolidated risk assessment requirements are being addressed by the relevant business areas and contract management teams, which are expected to be completed within standard timelines.

The cybersecurity incident did not necessitate the restatement of any financials, there were no NAV errors and therefore no need for corrections, and there was no qualitative or quantitative impact to the Funds’ financial statements.

18.

Comment: With respect to Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., the Staff noticed multiple Forms 4 filed during the Fund’s fiscal year ending June 30, 2025. Please discuss whether the June 30, 2025, Financial Statements reflect these transactions and list the Financial Statement line items impacted by these transactions.

Response: All of the Forms 4 filed for this Fund during the fiscal year indicated were related to secondary market transactions by insiders. Therefore, the transactions did not have an impact on the financial statements.

19.

Comment: With respect to Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc., Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc. and Puerto Rico Residents Bond Fund I, the internal control letter attached as an exhibit to Form N-CEN refers to the “Public Company Accounting Oversight Board” as the “Public Fund Accounting Oversight Board.” Please have this corrected in future filings.

Response: Future filings will properly reference the “Public Company Accounting Oversight Board”.

20.

Comment: The line graph presented for the Funds does not appear to conform with the Form N-2 requirements, which require that in instances where shares of the Fund are not listed, that the computation base subsequent account values on the NAV of the Fund. Going forward, a Fund should refrain from including line graph information based on market price as long as its shares remain unlisted.

Response: Going forward, the Funds will refrain from including line graph information based on market price as long as its shares remain unlisted.

21.

Comment: With respect to all Funds that hold reverse repurchase agreements at their applicable year end, the Staff notes that as of the most recent balance sheet date, the carrying amount of reverse repurchase agreements exceeds 10% of total assets. Please ensure that in future Financial Statements, interest payable is included in the balance of the reverse repurchase agreements.

Response: Going forward, interest payable will be included in the balance of the reverse repurchase agreements in financial statements.

***

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

CC: Owen Meacham

Exhibit A

U.S. Monthly Income Fund for Puerto Rico Residents, Inc. (811-23687)

Multi-Select Securities Fund for Puerto Rico Residents (811-23686)

•	International Portfolio I

•	Large Cap Core Portfolio I

•	Large Cap Growth Portfolio I

•	Large Cap Value Portfolio I

•	Mid Cap Core Portfolio I

•	Small Cap Core Portfolio I

Short Term Investment Fund for Puerto Rico Residents, Inc. (811-23673)

Puerto Rico Residents Tax-Free Fund V, Inc. (811-23693)

Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (811-23678)

Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc. (811-23677)

Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc. (811-23685)

GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc. (811-23675)

Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc. (811-23676)

Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. (811-23680)

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc. (811-23682)

Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc. (811-23679)

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc. (811-23670)

Puerto Rico Residents Tax-Free Fund II, Inc. (811-23690)

Puerto Rico Residents Tax-Free Fund III, Inc. (811-23691)

Puerto Rico Residents Tax-Free Fund IV, Inc. (811-23692)

Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc. (811-23674)

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (811-23681)

US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. (811-23684)

Puerto Rico Residents Bond Fund I (811-23689)

Tax Free Fund II for Puerto Rico Residents, Inc. (811-23671)